TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

TROUTMAN SANDERS BUILDING

1001 HAXALL POINT

RICHMOND, VIRGINIA 23219

www.troutmansanders.com

TELEPHONE: 804-697-1200

FACSIMILE: 804-697-1339

MAILING ADDRESS

P.O. BOX 1122

RICHMOND, VIRGINIA 23218-1122

Fred W. Palmore, III	Direct Dial:	804-697-1396
fred.palmore@troutmansanders.com	Direct Fax:	804-698-5188

October 22, 2007

VIA FACSIMILE (202) 772-9203

    and OVERNIGHT MAIL

Dan Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re: Filings by “the FNB Corporation Shareholders Committee”

File No. 000-24141

Dissident Proxy Statement Filed October 12, 2007

&

Additional Materials Filed October 10, 2007

Dear Mr. Duchovny:

On October 12, 2007, a dissident group styling itself as “the FNB Corporation Shareholders Committee” filed preliminary proxy materials (Dissident Proxy) with the Securities and Exchange Commission (the Commission) as noted above. The dissident group indicated that it will be soliciting proxies from FNB shareholders to vote against the proposed merger of FNB Corporation (FNB) and Virginia Financial Group, Inc. (VFG). On October 10, 2007, the dissident group also made a Schedule 14A filing containing additional materials which they have recently mailed to FNB shareholders (the Additional Materials).

We represent FNB in connection with the proposed merger.

The Commission’s Rule 14a-9, promulgated under the Securities Exchange Act of 1934 (the Exchange Act), prevents (i) including in a proxy solicitation a false and misleading statement of material fact, and (ii) omitting from a proxy statement any material fact necessary to make the statements therein not false or misleading. The Dissident Proxy and the Additional Materials filed by the dissident group contain false and misleading statements of material fact and omit material facts necessary to make the statements therein not false or misleading.

A T L A N T A • H O N G K O N G • L O N D O N • N E W Y O R K • N E W A R K • N O R F O L K • R A L E I G H

R I C H M O N D • S H A N G H A I • T Y S O N S C O R N E R • V I R G I N I A B E A C H • W A S H I N G T O N, D.C.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

The purpose of this letter is to point out some of those instances where the information is false and misleading and where there has been a failure to include material facts necessary to make the statements not false or misleading, and to point out instances where we believe the Dissident Proxy and the Additional Materials do not comply with the proxy rules and where the dissidents may not have complied with the Exchange Act.

I.	Exchange Act Violations

(a)	Section 13(d)

Section 13(d) of the Exchange Act requires persons who, directly or indirectly, own or acquire “beneficial ownership” of more than 5% of a class of equity securities registered under Section 12 of the Exchange Act to file a Schedule 13D with the Commission. A person must file the initial Schedule 13D within ten calendar days after incurring the filing obligation. Section 13(d) of the Exchange Act also states that when two or more persons act as a “group” for the purpose of acquiring, holding or disposing of securities of a public company, such group will be deemed a “person” for the purposes of Section 13(d) of the Exchange Act.

Currently, FNB has approximately 7,367,196 shares of common stock outstanding. Five percent of the shares outstanding is 368,360 shares of common stock. In the Dissident Proxy, the dissidents state that they currently own collectively 279,777 shares which were acquired over time prior to the record date. This represents approximately 3.8% of the outstanding shares of FNB common stock. In the Dissident Proxy, the dissidents also state that they are being voluntarily assisted by a group of other participants who are listed on Schedule I attached to the Dissident Proxy. Schedule I lists the names and addresses of individuals who are “working with the committee in the solicitation of proxies.” The Dissident Proxy does not list the number of shares held by such persons. FNB believes that if you include the shares held by these other participants with the holdings disclosed by the dissidents in the Dissident Proxy, the aggregate number of shares held by the committee is at least 411,882 shares of FNB common stock, or approximately 5.6%. Also, in an article published in the American Banker on October 12, 2007, a leader of the dissidents stated that the dissident group had grown to roughly 45 members and “controls millions of additional shares.” In addition, the dissidents state in their Dissident Proxy that they intend to nominate four nominees to be considered for election to FNB’s board at the company’s 2008 annual meeting of shareholders. For all these reasons, a Schedule 13D is required.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

We respectfully request that the Commission enjoin the dissidents from soliciting proxies and take such other actions as the Commission deems appropriate until such time as an accurate and complete Schedule 13D has been filed.

(b)	Regulation 14A

The Commission’s Regulation 14A provides that all proxy solicitations must include the information specified in Schedule 14A. Item 4 of Schedule 14A requires that the Dissident Proxy list the names of each “participant.” In the attached article published by the American Banker on October 12, 2007, the dissident group identifies the committee as having grown to roughly 45 members controlling millions of shares. If that statement is correct, each of the referenced 45 members should be listed in the Dissident Proxy as members of the group soliciting proxies and all required information should be included therein.

II.	Review of False and Misleading Information in Dissident Proxy

REASONS TO VOTE “AGAINST” THE PROPOSED MERGER (page 2)

•	A vote “AGAINST” the Proposed Merger stops the Board’s attempt to sell the Company for little or no premium and no cash. (page 2)

1. In the paragraph following the first bullet point on page 2 of the Dissident Proxy, the dissidents allege that William P. Heath, Jr., who will be the chairman of the board of the combined company, has no assigned corporate responsibilities. That statement is incorrect. Mr. Heath has been assigned responsibilities which include overall responsibility for managing the integration of FNB and VFG after the merger. The remaining allegations about Mr. Heath’s employment are speculation without any facts in support of the speculation. See the explanation of Mr. Heath’s employment arrangement at page 58 of FNB’s preliminary proxy statement, which is included in VFG’s Registration Statement on Form S-4 as filed with the Commission on September 21, 2007 (the FNB Preliminary Proxy).

2. The dissidents also state in that paragraph that the proposal constitutes a sale because the holders of FNB stock will receive VFG stock in exchange for their shares. The fact that the FNB stockholders will receive VFG stock in the merger in exchange for their shares is not evidence supporting the allegation made by the dissidents that the transaction is a “sale.”

3. In that same paragraph, the dissidents allege that the headquarters of the bank resulting from the merger of Second Bank & Trust, Planters Bank & Trust Company of Virginia and First National Bank will only constitute a “token” presence in Christiansburg, Virginia. That statement is not true. The facts are that the bank resulting from that merger will be the largest independent commercial bank headquartered in Virginia with assets approximating $3.2 billion. The headquarters of such a bank will not be a “token” presence in Christiansburg.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

4. In that same paragraph, the dissidents suggest that it is inevitable that the headquarters for the new bank will move to Charlottesville, Virginia. There is no current intention or compelling reason for the bank headquarters or operations center to be moved from Christiansburg to Charlottesville. Therefore, the use of the word “inevitable” is incorrect and misleading.

•	A vote “AGAINST” the Proposed Merger rejects a transaction which favors the Company’s senior management over its stockholders and employees. (page 3)

5. In the paragraph following the bullet point on page 3 of the Dissident Proxy, the dissidents allege that the senior executives of FNB are being compensated as if FNB is being sold. If FNB were being sold, there would be no need for the senior executives of FNB to be employed in the acquiring organization, and they would be compensated under their existing change in control agreements. The proposed salary and benefits for the senior management of the combined company were approved by a joint compensation committee composed of directors of FNB and VFG, with the assistance of an outside consultant, without the participation of the senior executives, and were approved by the boards of FNB and VFG as commensurate with the new and ongoing responsibilities such officers will have in the combined company. See “Interests of Directors and Executive Officers in the Merger” beginning at page 57 of the FNB Preliminary Proxy.

6. In that same material the dissidents attack the process followed by the FNB board in considering strategic alternatives and approving the specific merger with VFG. That attack is seriously misleading because it fails to include the specific information which establishes that the board followed an informed decision-making process in reaching its decision to approve the proposed merger with VFG, and to recommend it to shareholders. The dissidents’ statement that the process followed by the board is a mere “claim” of a deliberative process is untrue and misleading. See the “Background of the Merger” and “FNB’s Reasons for the Merger” beginning at page 31 of the FNB Preliminary Proxy.

7. In that same material the dissidents allege that information about the new markets that will be made available to FNB as a result of the merger are “unknown.” That statement is untrue. The facts are that the merger will permit FNB shareholders to gain immediate and substantial exposure to and participation in the faster growing markets currently served by VFG, which recorded weighted average population growth since 2000 of 12.4% versus 2.8% for the market currently served by FNB. Those faster growing markets likely contributed to the fact that VFG generated returns on average shareholders equity in 2005 and 2006 of 13.9% and 13.6%, respectively. See “FNB’s Reasons for the Merger” beginning at page 37 of the FNB Preliminary Proxy.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

8. In that same material the dissidents allege that there was a drop in return on equity for the shareholders of FNB from 12.4% to 9.4%, and that the reduction reflects a lack of skill in making management decisions by management and the board of FNB. That statement is misleading. The facts are that most Virginia banks have experienced a similar decline in return on equity due to industry dynamics since 2002, including the flattening of the yield curve. For example, as tracked by SNL Securities, the 27 Virginia banks with assets greater than $500 million at June 30, 2007, reported a median ROE in the first half of 2007 of 10.71% versus 13.65% in 2002, a decline of 2.94%. FNB reported a smaller decline of 2.71%. Of the 68 publicly traded Virginia banks tracked by SNL Securities, FNB continues to report a return on tangible equity in the top 25% of those institutions.

•	A vote “AGAINST” the Proposed Merger preserves your opportunity to receive a significant premium for your Shares which provides significantly greater financial value than the Proposed Merger. (page 4)

9. The first bullet point on page 4 of the Dissident Proxy, and the material following the bullet point, are misleading because they suggest that a vote against the proposed merger preserves the opportunity to receive a significant premium for FNB shares. All of the strategic alternatives available to FNB as an independent entity will remain available to the combined company after the proposed merger, and the ability to successfully execute such strategies will likely be enhanced by the greater resources and expanded market footprint of the combined company. Therefore, the strategic alternative of receiving a significant premium will be preserved, and may be enhanced, if the proposed merger is approved and to suggest otherwise, as the dissidents have done, is misleading.

10. In the third paragraph below the first bullet point on page 4 of the Dissident Proxy, the dissidents allege that they will work to bring about changes in management and the board to restore the performance of FNB to achieve greater shareholder value through greater profitability. There is no description of how the dissidents propose to restore the performance of FNB through greater profitability, and how that alternative is better than the alternative of the proposed merger with VFG. Also, the dissidents do not provide any information on how they propose to achieve a performance level that will make continued investment in FNB more attractive than any alternative.

•	A vote “AGAINST” the Proposed Merger requires the Board to consider other alternatives for the Company, which are more advantageous to shareholders. (page 4)

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

11. In the first paragraph below the second bullet point on page 4 of the Dissident Proxy, the dissidents make reference to the presentation made by Davenport & Company LLC (Davenport) on February 22, 2007 without reference to subsequent presentations made by Davenport which support the merger with VFG. Therefore, their reference to the February 22, 2007 presentation, without any discussion of other presentations, is an omission of material facts necessary to make the statements not false or misleading.

12. In the second paragraph below the second bullet point on page 4 of the Dissident Proxy, the dissidents state that they believe they can achieve a performance level that will make continued investment in FNB more attractive than any alternative. That allegation is not supported by the facts and it fails to state facts in support of the allegation. At the June 13, 2007 FNB board meeting, Davenport reviewed the strategic options available to FNB to enhance shareholder value. The options presented by Davenport and reviewed by the FNB board included (i) remaining independent, with share repurchase programs, accelerated branch growth and non-banking growth opportunities; (ii) entering into merger of equals transactions, including the proposed transaction with VFG; (iii) entering into acquisition transactions of smaller identified banking institutions; and (iv) the outright sale of FNB to a larger financial institution. As a result of that review, Davenport reported to the FNB board that the proposed merger with VFG had the potential to provide superior financial results to those that might be reasonably expected to result from the other alternatives, including the alternative of remaining independent, other than the outright sale of FNB to a larger financial institution, which was opposed by all of the FNB directors, including the dissidents. The failure to include that information makes the unsupported allegation by the dissidents false and misleading.

13. “BACKGROUND OF THE SOLICITATION” (page 5)

(a) This section of the Dissident Proxy is an inaccurate and incomplete summary of the process followed by the board of FNB. The process followed by the FNB board is explained in detail in the “Background of the Merger” section of the FNB Preliminary Proxy beginning at page 31. The FNB board did consider a number of alternatives including the specific alternatives suggested by the dissidents, and the allegations made by the dissidents in this section of the Dissident Proxy fail to include important, material information, and that failure and omission makes the presentation not only false but seriously misleading.

(b) The dissidents describe in some detail the presentation made by Davenport on February 22, 2007. However, they fail to include any information on the presentations made by Davenport to the board on May 8, 2007 and on June 13, 2007. The reason why information on those presentations is deleted is because the information directly refutes the allegations contained in the “Background of the Solicitation” section of the Dissident Proxy filed by the dissidents. Specifically, at the June 13, 2007 meeting, Davenport again reviewed strategic options available to FNB to enhance shareholder value. The options presented by Davenport and reviewed by the FNB board included (i) remaining independent, with share repurchase programs, accelerated branch growth and non-banking growth

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

opportunities; (ii) enter into merger of equals transactions, including the proposed transaction with VFG; (iii) entering into acquisition transactions of smaller identified banking institutions; and (iv) the outright sale of FNB to a larger financial institution. The dissidents’ failure to disclose what transpired at the June 13, 2007 meeting is a purposeful attempt to mislead stockholders.

The dissidents allege that the board of directors and management have been unwilling to evaluate any alternatives except affiliation with VFG. That statement is blatantly false because the alternatives described above were discussed and evaluated at the June 13, 2007 meeting of the FNB board.

(c) The statement made in paragraph (i) on page 5, where the dissidents explain the basis for their opposition to the transaction, contains additional false and misleading statements. As described above, at its June 13, 2007 meeting, the FNB board considered a number of strategic alternatives, including the alternative of an outright sale of FNB. The board specifically considered the alternatives of stock repurchases and accelerated branch growth in their consideration of alternatives. Therefore, the statement made by the dissidents that the board did not consider share repurchases and branching alternatives is blatantly false and the dissidents should not be permitted to send false information to shareholders in connection with the solicitation of proxies. The principal reason why the dissidents have chosen not to disclose what transpired at the June 13, 2007 meeting of the FNB board is because it was at that meeting that Davenport advised the FNB board that the proposed merger with VFG had the potential to provide superior financial results to those that might reasonably be expected to result from the alternative of remaining independent.

(d) In paragraph (ii) on page 5, the dissidents also claim that the FNB board approved the merger to benefit FNB senior management and directors at the expense of FNB shareholders. That allegation is absolutely false, and the dissidents provide no evidence or support for their claim. The compensation, severance and change in control agreements for the top management of FNB were developed by a joint compensation committee of FNB and VFG consisting of three directors from each of FNB and VFG, with the advice of an independent compensation consultant, and without any participation of the officers being considered. The joint compensation committee had vigorous discussions among its members as to the appropriateness of the various aspects of compensation and ultimately reached a unanimous position which it recommended to the boards of FNB and VFG. The boards of FNB and VFG approved the employment arrangements because they were commensurate with the duties and responsibilities of officers in positions of senior management in comparable bank holding companies. Also, the fact that FNB will have an equal number of directors on the board of the continuing company and on the board of the continuing bank is a protection for the shareholders of FNB, not an improper inducement to approve the merger with VFG. See the discussion of such employment agreements beginning at page 58 of the FNB Preliminary Proxy.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

(e) The allegation by the dissidents in paragraph (ii) on page 6 that the stock option agreements entered into by FNB and VFG as part of the transaction were put in place to “protect the golden parachutes” of FNB senior management is also false. The FNB board approved the stock option agreements with VFG based upon the advice it received from Davenport that the stock option agreements, or similar arrangements, were a customary and appropriate means of protecting the proposed merger which was a heavily negotiated merger of equals, advice from Troutman Sanders LLP, FNB’s outside legal counsel, and the fact that the merger agreement permitted the board to exercise its judgment in the event that a “Superior Proposal” was delivered to FNB for consideration.

(f) The vague claims and allegations made by the dissidents in paragraph (iii)(a) on page 6 relating to the past performance of FNB and its management team and VFG and its management are misleading. The facts are that FNB has produced a total return for its shareholders for the ten years ended October 19, 2007 well in excess of the Russell 200 Index, the SNL Bank Index and the Standard & Poor’s 500 Index1. During that ten year time period, FNB successfully executed three mergers to grow to its present size. Also, VFG was created through a merger of equals transaction between the bank holding company for Planters Bank & Trust Company of Virginia and Second Bank & Trust. Since that merger, in 2005 and 2006, VFG generated returns on average shareholders’ equity of 13.9% and 13.6%, respectively, well in excess of the Standard & Poor’s 500 Index. See the Davenport presentation made on June 13, 2007.

(g) In paragraph (iv) on page 6 the dissidents allege that a performance analysis indicates that the FNB franchise has grown more rapidly than the VFG franchise until the past two years. They do not provide any information about the alleged performance analysis. They then allege that the exchange ratio based upon current performance is adversely impacted by the alleged weaker performance resulting from FNB’s management. That statement is incorrect. The facts are that the FNB shareholders have actually benefited with regard to the exchange ratio in the proposed merger with VFG because the FNB stock has performed better than the stock of VFG, from a relative standpoint in the period leading up to the establishment of the exchange ratio. Therefore, the allegation by the dissidents is incorrect. See Davenport presentations made on June 28, 2007 and July 26, 2007.

(h) In paragraph (iii)(b) on page 6 the dissidents’ claim that an evaluation of the markets in which VFG operates demonstrates that the markets are not in high growth areas. That claim is not factually supported and is false. Davenport reported to the FNB board that FNB shareholders will gain immediate and substantial exposure to and participation in the faster growing markets served by VFG which recorded weighted average population growth since 2000 of 12.4% versus 2.8% for the markets in which FNB currently operates.

[1]

The total returns (stock price appreciation plus dividends) for the ten-year period were as follows: 126.1% for FNB; 93.4% for the SNL Bank Index; 86.4% for the S&P 500 Index and 101.1% for the Russell 2000 Index.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

(i) In paragraph (vi) on page 6 the dissidents claim that Robert Mizell of Davenport, who they identify as the “independent analyst” and the “consultant,” said that he “keeps getting the feeling that the board or management wants him to recommend that this is the only course but that proposition is not consistent with the fact.” That allegation was also made by one of the dissident directors on the FNB board at an FNB board meeting held on July 26, 2007. At that meeting, the Davenport representative referred to by the dissidents denied that he had made such a statement and reiterated to the FNB board at that meeting that he felt no pressure to give Davenport’s fairness opinion and that its fairness opinion was based on the facts presented by the transaction. These facts are reflected in the minutes of the July 26, 2007 meeting of the FNB board. The continued use of an allegation that has been refuted directly by Davenport is not only false but represents a conscious effort by the dissidents to mislead FNB shareholders.

Opinion of the Financial Economist Employed by the Dissidents (page 6)

The summary of the opinion provided by the economist employed by the dissidents on page 7 of the Dissident Proxy, and the full analysis attached as Annex A to the Dissident Proxy, contain false and misleading information. The economist assumes a transaction in which FNB is being sold to a larger financial institution in a non-merger of equals transaction. Having established criteria that do not apply to the transaction between FNB and VFG, the economist then arrives at an unsupportable conclusion that the compensation to be received by FNB shareholders is inadequate. The consultant does not provide any information concerning comparable merger of equals transactions such as the transaction between FNB and VFG. As a result, the information, analysis and conclusions reached by the consultant are seriously misleading.

On page 7 of the Dissident Proxy, the consultant alleges that in the merger with VFG, VFG will control the board of the combined company. That statement is false. FNB and VFG will each designate one-half of the members of the board of the combined company and the combined bank. In addition, the chairmanships of the committees of the board of the combined company will be evenly split between FNB directors and VFG directors and the chairman of the board of the combined company and bank will be an FNB representative. Statements to the contrary should not be permitted in the Dissident Proxy.

III.	Review of False and Misleading Information in Schedule 14A Filing

On October 10, 2007, the dissidents filed the Additional Materials which they then mailed to the stockholders of FNB. The Additional Materials also violate Commission Rule 14a-9, promulgated under the Exchange Act, because the Additional Materials contain false and misleading statements of material fact and omit material facts necessary to make the statements therein not false or misleading. Because these false and misleading materials have already been sent to FNB shareholders, we respectfully request that the Commission require that the dissidents send out corrections or take other actions specifically targeted to curing the false and misleading information provided to FNB shareholders.

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

FNB Shareholders Committee Comparison (page 2 of Additional Materials)

The following incorrect information is provided on page 2 of the Additional Materials:

HIGHLIGHTS

1. The allegation that William P. Heath, Jr., the current chief executive officer of FNB, will have no assigned responsibilities is incorrect. See the description of Mr. Heath’s employment agreement at page 58 of the FNB Preliminary Proxy.

2. Unsubstantiated allegations that FNB is not a high-performing community bank.

3. Unsupported claims that shareholders will receive an enhanced return on equity resulting in increased shareholder value if they vote against the merger.

EMPLOYEES

4. A representation that a future sale of FNB will be entered into to get a premium for shareholders is unsupported by any facts.

5. An unsupported claim that if the merger is not approved, there will be a “return to status of high performing bank with increased profit, employment and dividends.”

6. An allegation that return on equity can be improved by improving the loan-to-deposit ratio resulting in increased earnings of $5.9 million without any supporting rationale.

SHAREHOLDERS

7. Claims that the dissidents will take immediate steps to increase profitability and shareholder value based on past experience without the risk and uncertainty of entering new markets, without any explanation of what is intended by the dissidents.

Letter by Vittorio Bonomo, Ph.D. (page 3 of the Additional Materials)

8. The opinion of the economist employed by the dissidents beginning at page 3 of the Additional Materials contains false and misleading information and omits information which is material to this analysis. The economist assumes a transaction in which FNB is being sold to a larger financial institution in a non-merger of equals transaction. Having established criteria that do not apply to the

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

transaction between FNB and VFG, the economist then arrives at an unsupportable conclusion that the compensation to be received by FNB shareholders is inadequate. The consultant omits all information concerning comparable merger of equals transactions such as the transaction between FNB and VFG and is therefore misleading.

9. The economist alleges that an independent analysis of the fair market value for a transfer of control should be provided. However, in the case of the merger between FNB and VFG, FNB will have an equal partner’s role in the continued management of the resulting company through the designation of one-half of the directors on the boards of the resulting company and the resulting bank, and the chairmanships of the committees of the board of the resulting company.

10. The economist alleges that the stock of VFG to be received by FNB shareholders in the merger is less valuable than cash without any supporting data for that allegation. The economist then alleges as a result of the merger there will be a loss of wealth and income in the markets currently served by FNB without any data to support that allegation.

11. The economist alleges that VFG will control the board of the resulting company after the merger. That statement is incorrect since FNB will designate one-half of the directors of the board of the resulting company and of the resulting bank, and FNB directors will chair one-half of the committees of the board of the resulting company.

For these reasons, the analysis and conclusions reached by the economist employed by the dissidents contain false and misleading information and omit material facts necessary to make the statements and conclusions reached by the economist not false and misleading.

Letter by Robert L. Blake, CPA (page 9 of the Additional Materials)

On page 9, the Additional Materials set out a letter dated October 5, 2007 from Robert L. Blake, CPA, that was sent to FNB shareholders. The letter contains false and misleading information including information about a mortgage loan office closed by FNB in December 2004 located at Hilton Head, South Carolina. In the letter Mr. Blake makes the allegation that FNB lost “approximately $3 million” in that loan office. That allegation is false, is unsupported and the inclusion of that information in a letter to shareholders was purposely intended by Mr. Blake to mislead shareholders into voting against the proposed merger with VFG. Mr. Blake’s statement is also damaging to the business reputation of FNB and its management.

Requested Action

For the reasons set forth in this letter, FNB respectfully requests (i) that the Commission investigate the matters brought to its attention in this letter as soon as possible, (ii) that it prevent the dissident group from distributing any additional material or information to FNB shareholders until the dissident group has filed a Schedule 13D and has corrected the false and misleading

TROUTMAN SANDERS LLP

    ATTORNEYS AT LAW

Dan Duchovny, Esq.

October 22, 2007

information previously sent by the dissidents to FNB shareholders, (iii) that it require that the dissident group correct previous information supplied to FNB shareholders and (iv) that it prevent the dissident group from soliciting any proxies from FNB shareholders until they have (a) corrected all prior communications to FNB shareholders and (b) amended the Preliminary Proxy filed by the dissident group to delete all false and misleading information contained therein and to include all material facts necessary to make the statements made therein not false or misleading.

Thank you for your consideration of our requests.

Very truly yours,

/s/ Fred W. Palmore, III

Enclosure
cc:	Timothy A. Geishecker (via facsimile and overnight mail)

Merger of Equals? Not Quite: FNB Group

American Banker | Friday, October 12, 2007

By Luke Mullins

FNB Corp.’s deal with Virginia Financial Group Inc. was billed as a merger of equals, but a dissident group says it is an outright sale that significantly shortchanges FNB’s shareholders.

Now this small but growing band of shareholders is lobbying other FNB investors to vote against the agreement announced in July, and is using a just-released report from a Virginia Tech economist to try to bolster its case.

Whether they can succeed in derailing the deal remains to be seen.

FNB officials insist the deal has widespread support among investors, employees, and customers, and say they are confident it will be approved when comes to a vote this quarter.

And analysts who follow the companies said FNB could be hard-pressed to find a better deal.

“FNB shareholders need to realize their combined stock is probably better off and more likely to go up than down as these companies come together,” said Bryce Rowe, a senior research analyst with Robert W. Baird & Co. Inc.

The merger of FNB, in Christiansburg, Va., and Virginia Financial, in Culpeper, would create Virginia’s largest commercial banking company, with $3 billion of assets, $2.6 billion of deposits, and nearly 70 branches throughout the state.

Technically the $1.5 billion-asset Virginia Financial is buying FNB for about $240 million in stock, or $32.43 a share, but the parties are calling the deal a merger of equals because FNB shareholders would own 52% of the company and have equal representation on the boards of the holding company and a bank subsidiary yet to be named. FNB executives would also retain key management positions.

The deal’s opponents, including a former employee and three current FNB directors, have formed a group called the FNB Corp. Shareholders Committee. The group argues that FNB is worth much more than the agreed-upon price, and it says the ramifications of the merger — including job loss associated with plans to move the combined company’s headquarters out of Christiansburg — would be a blow to the community.

The group also has this for ammunition: an analysis by Virginia Tech finance professor Vittorio Bonomo, Ph.D., that concluded FNB is worth roughly twice what Virginia Financial agreed to pay.

The analysis — which the dissident group commissioned and paid for — was filed in proxy materials Wednesday with the Securities and Exchange Commission. Prof. Bonomo concluded that a fair price for FNB’s stock would have been roughly $65.34 a share, or about 2.7 times book value.

“The analysis clearly demonstrates that there is a substantial deficiency in what would be reasonably considered adequate compensation,” Prof. Bonomo said in his report.

Shirley Martin, the Shareholders Committee’s chairman, called the $32.43 price “ridiculous.”

“You are giving away a profitable bank,” said the 60-year-old Ms. Martin, a former vice president for compliance who retired from FNB in 2004 after 38 years with the company.

But Mr. Rowe used the same word — ridiculous — to describe the $65 price Prof. Bonomo came up with.

“If one of the largest banks in the country wanted to come in and buy this company, they aren’t going to pay $60 a share,” he said. “The earnings stream coming out of FNB could not justify the price.”

FNB earned $4.6 million in the second quarter, up 2.6% from a year earlier.

On Wednesday it said it expects to report a 25%-30% drop in third-quarter earnings, largely because of an anticipated $3.2 million chargeoff on a loan to a real estate developer.

Megan Malanga, an analyst with Stifel Nicolaus & Co. Inc., agreed that $65 is too high, especially in a deal which the seller would retain so much control of the merged company. She and Mr. Rowe also questioned Prof. Bonomo’s methodology of using only FNB’s book value to set the price, and said he did not take into consideration other factors, such as earnings performance and the location of its branch network in southwest Virginia.

“I look at other possible acquirers and I can’t think of other banks that want to get in that part of Virginia,” Ms. Malanga said.

While $65 per share may be too high, Gray Medlin, the managing director in the Raleigh office of Carson Medlin Co., said $32.43 is too low.

“FNB is a premium franchise,” he said. “It’s almost 30 offices, $1.5 billion, and 100 years old. That’s a trophy franchise, and trophy franchises don’t come along very often. The owners deserve a high premium for the company.”

In an interview this week, William P. Heath Jr., FNB’s president and chief executive, said the dissidents “are speaking out of both sides of their mouths.”

“They don’t want to sell the company, but they are looking … [for a higher] share price if you sell the company,” he said. “It doesn’t make any sense.”

Mr. Heath said that while the dissident group’s effort to block the merger is “obviously something we are thinking about,” he does not expect that other shareholders will buy the group’s arguments.

“Some of the things that are being said about the merger by this crowd are shades of the truth,” he said.

Addressing claims that FNB shareholders are being shortchanged, Mr. Heath said there is “rarely a significant premium” associated with a merger of equals.

“When you get a huge premium, the trade-off is there is a significant reduction in infrastructure,” he said.

Mr. Heath noted that though the holding company’s headquarters would move from Christiansburg to Charlottesville, the bank’s headquarters and the combined company’s operations center would be in Christiansburg.

“They are not talking about that,” Mr. Heath said. “There is nothing in that stuff they put out that is positive.

Mr. Heath said that he is in the process of quantifying potential job losses. “It’s too soon to say how many, if any, jobs will be lost,” he said.

For the deak to move forward, a majority of the FNB’s 7.4 million shares outstanding must vote in favor of it.

Kendall O. Clay, a dissident who has served on FNB’s board for 19 years, said that the 10 original members of the FNB Corp. Shareholders Committee own 273,324 FNB shares, which is greater than the number of shares controlled by the nine directors who supported the transaction.

And the committee, which has since grown to roughly 45 members, now controls millions of additional shares, Mr. Clay said. “It looks very positive for us that we will be able to defeat the management’s proposal,” he said.

The 10 original members of the Shareholders Committee include three current FNB directors — Mr. Clay, H. Douglas Covington, and Daniel D. Hamrick — who voted against the proposal when it came before the board.

Ms. Martin, who said she owns more than 41,000 shares of FNB stock, said she was “shocked” when she initially learned about the merger agreement. She helped organize the dissidents, who gather for weekly meetings in the community room of a local Masonic Lodge.

“Each time we have a meeting there are additional people who join,” Ms. Martin said. “We have not advertised this meeting. It is only word of mouth.”

Members of the group are now phoning other FNB shareholders throughout the country to build opposition to the deal, she said.

For his part, Mr. Heath insists that the deal is in the best interest of the shareholders, community, and employees.

“We are able to double the size of our company and move into faster-growing markets, we are able to enhance shareholder value and we are able to create something that has true value going forward in the next three to five years,” Mr. Heath said.

Mr. Heath said the measure will come before a shareholder vote in December.